UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Verona Pharma plc
(Name of Issuer)
Ordinary Shares, nominal value £0.05 per share American Depositary Shares
(Title of Class of Securities)
925050106**
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	21,064,222*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	21,064,222*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	21,064,222*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1%*
14.	Type of Reporting Person (See Instructions): PN

*As of the filing date of this Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 21,064,222 Ordinary Shares, nominal value £0.05 per share (the “Ordinary Shares”), of Verona Pharma plc (the “Issuer”), including (i) 1 Ordinary Share, (ii) 19,660,000 Ordinary Shares underlying 2,457,500 American Depositary Shares (the “ADS”) of the Issuer and (iii) 1,404,221 Ordinary Shares underlying warrants (the “Warrants”) to purchase Ordinary Shares at a current exercise price of £1.7238 per share.  The securities reported above are held by Abingworth Bioventures VI, LP (“ABV VI”).  Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the aggregate of 21,064,222 Ordinary Shares reported above.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own approximately 5.1% of the Ordinary Shares of the Issuer deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 414,278,294 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s private placement transaction, based on information from the Issuer and other public information.

CUSIP No. 925050106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VI, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	21,064,222*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	21,064,222*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	21,064,222*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1%*
14.	Type of Reporting Person (See Instructions): PN

*As of the Filing Date, ABV VI owns an aggregate of 21,064,222 Ordinary Shares of the Issuer, including (i) 1 Ordinary Share, (ii) 19,660,000 Ordinary Shares underlying 2,457,500 ADS and (iii) 1,404,221 Ordinary Shares underlying Warrants.  Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own approximately 5.1% of the Ordinary Shares of the Issuer deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 414,278,294 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s private placement transaction, based on information from the Issuer and other public information.

 Item 1.    Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on May 8, 2017 (the “Schedule 13D”).  This Schedule 13D, as amended by this Amendment, relates to the Ordinary Shares, nominal value £0.05 per share (“Ordinary Shares”), of Verona Pharma plc, a corporation organized under the laws of England and Wales (the “Issuer”), including Ordinary Shares underlying American Depositary Shares (the “ADS”) of the Issuer, with each ADS representing eight Ordinary Shares. The CUSIP number of the ADS is 925050106. No CUSIP number has been assigned to the Ordinary Shares.

The principal executive offices of the Issuer are located at 3 More London Riverside, London SE1 2RE, United Kingdom.

Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

On July 17, 2020, pursuant to that certain Securities Purchase Agreement, dated as of July 17, 2020 (the “July 2020 Purchase Agreement”), by and among the Issuer, ABV VI and the other investors party thereto, ABV VI purchased 1,555,556 of the Issuer’s American Depositary Shares (the “ADS”), each representing eight Ordinary Shares of the Company, nominal value £0.05 per share (the “Ordinary Shares”), at a purchase price equal to $4.50 per ADS (the “July 2020 Placement”). The July 2020 Purchase Agreement contained customary representations and warranties from the Issuer and ABV VI and customary closing conditions.  The closing of the July 2020 Placement occurred on July 22, 2020 (the “Closing Date”). ABV VI purchased these Ordinary Shares with its investment capital for an aggregate purchase price of approximately $7,000,000. Abingworth does not directly own any of the Ordinary Shares underlying the ADS.

On July 17, 2020, in connection with the July 2020 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “July 2020 Registration Rights Agreement”) with ABV VI. Pursuant to the July 2020 Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) not later than 30 days following the Closing Date for purposes of registering the Ordinary Shares underlying the ADS.

As a result of the foregoing, as of the Filing Date of this Schedule 13D, ABV VI directly owns and Abingworth may be deemed to beneficially own an aggregate of 21,064,222 Ordinary Shares of the Issuer, including (i) 1 Ordinary Share, (ii) 19,660,000 Ordinary Shares underlying 2,457,500 ADS and (iii) 1,404,221 Ordinary Shares underlying Warrants. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own such Ordinary Shares. Abingworth does not directly own any of these securities.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is is supplemented as follows:

Dr. Sinclair was appointed to the board of directors of the Issuer (the “Board”) in July 2016, as a designee of Abingworth. Abingworth’s right to designate a director terminated effective July 22, 2020. The Relationship Agreement, whereby, among other things, ABV VI agreed to certain standstill provisions restricting its ability to acquire additional share capital in the Issuer without the prior consent of a majority of independent members of the Board also terminated effective July 22, 2020. The Board has agreed that Dr. Sinclair will continue as a director.

In connection with the July 2020 Placement, ABV VI entered into the July 2020 Registration Rights Agreement, a copy of which is incorporated by reference as an exhibit to this Schedule 13D. Pursuant to the July 2020 Registration Rights Agreement the Issuer has agreed to file with the SEC within 30 days following the July 2020 Placement a registration statement covering the resale of the securities purchased in the July 2020 Placement.

The foregoing descriptions of the Registration Rights Agreement is qualified in its entirety by the terms of such document, which are incorporated by reference as exhibits to this Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of the Filing Date, ABV VI beneficially owns an aggregate of 21,064,222 Ordinary Shares, including (i) 1 Ordinary Share, (ii) 19,660,000 Ordinary Shares underlying 2,457,500 ADS and (iii) 1,404,221 Ordinary Shares underlying Warrants. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own such Ordinary Shares.

ABV VI has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares, the ADS and the Warrants (including the Ordinary Shares issuable upon exercise of the Warrants) owned by it. The limited partners or shareholders of ABV VI have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, such securities in accordance with their respective ownership interests in ABV VI.

Except as described herein, during the past sixty days on or prior to July 20, 2020 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 7.    Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated May 8, 2017, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on May 8, 2017).

Exhibit 2	Securities Purchase Agreement, dated as of July 17, 2020, by and among Verona Pharma plc, Abingworth Bioventures VI, LP and the investors thereto (incorporated by reference to Exhibit 1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2020).

Exhibit 3	Registration Rights Agreement, dated as of July 17, 2020, among Verona Pharma plc, Abingworth Bioventures VI, LP and the other investors party thereto (incorporated by reference to Exhibit 2 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

ABINGWORTH BIOVENTURES VI, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).